July 18, 2017

VIA EDGAR

Mr. Wilson K. Lee

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities, Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:      Equity Commonwealth (the “Company”)

Form 10-K for the fiscal year ended December 31, 2016

Filed February 16, 2017 (the “Filing”)

File No. 001-09317

Dear Mr. Lee:

The Company is writing in response to your letter dated July 17, 2017.  For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2016

Note 11. Income taxes, page F-31

1.                        Please revise your disclosure in future filings to disclose the amounts and expiration dates of your net operating loss carryforwards for tax purposes.  Reference is made to ASC 740-10-50-3a.

Company Response:   The Company acknowledges this comment, understands the usefulness of these additional disclosures and hereby confirms that it will comply with the request in its next annual filing.

The Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Mr. Wilson K. Lee

July 18, 2017

Page  of 2

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at 312-646-2839 if you have any questions or require additional information.

Sincerely,

Equity Commonwealth

By:	/s/ Adam Markman
Adam Markman
Treasurer & Chief Financial Officer